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Attention:	Christie Wong
Angela Connell
Laura Crotty
Tim Buchmiller

Re:	Bioventus Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 4, 2021
File No. 333-252238

Ladies and Gentlemen:

On behalf of Bioventus Inc. (the “Company”), we are transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2021 with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Commission on February 4, 2021. Concurrently with the submission of this letter, the Company has publicly filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, we have set forth each comment of the Staff from its letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in the Registration Statement.

Amendment No. 1 to Form S-1 filed February 4, 2021

Recent Developments

Investment and Potential Acquisition, page 6

1.

We note the disclosure added to page 6 regarding a convertible debt investment of $1.5 million related to a potential acquisition transaction, the consideration for which could total up to $100 million. Please revise your disclosure to provide the name of the Target or tell us why you do not believe the identity of the Target is material at this time. Also, please revise your disclosure to provide more specifics about the nature of the Target’s business.

February 10, 2021

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it does not believe that the identity of the Target or additional detail with respect to the nature of the Target’s business is material to the Company or would be material to a prospective investor’s decision with respect to the proposed offering at this time, and therefore it should not necessitate additional disclosure. Out of an abundance of caution and in furtherance of comprehensive disclosure, the Company had previously disclosed the status of current negotiations with the Target so that investors would be aware that a possible acquisition could be consummated in the near term, assuming negotiations result in a definitive agreement and ultimately, a completed acquisition. Importantly, while the Company has made a $1.5 million investment in the Target and the Target has agreed to negotiate exclusively with the Company with respect to a possible acquisition of the Target, no definitive agreement with respect to any such acquisition by the Company has been entered into at this time. In light of the foregoing, the Company does not believe such acquisition is probable. Moreover, even if such acquisition were probable, the acquisition of the Target would not be significant under Regulation S-X Rule 3-05. The currently contemplated upfront purchase price of $35.0 million is not material to the Company’s financial position or results of operations. The remaining payments of up to $65.0 million are contingent upon the achievement of certain key milestones, which may or may not be achieved, if the Target is actually acquired. Further, while the Company believes that all material information with respect to the proposed acquisition has been disclosed in the Registration Statement, disclosure of the identity of the Target or additional information with respect to its business is commercially sensitive to the Company and the Target given the current status of the negotiations, and any such disclosure would be competitively harmful to the Company. Finally, the Company is not currently permitted to make such disclosure pursuant to its agreements with the Target. For these reasons, the Company respectfully submits that the current disclosure is appropriate.

Consolidated Financial Statements, page F-1

2.

Please clarify for us how the financial statement periods included in your registration statement are consistent. In this regard, it appears that you have selected December 31 as your fiscal year-end; however, your interim financial statements appear to be based on a specific day of the week (i.e., last Saturday in September). If you have adopted a 52-53 week calendar year, your fiscal year-end would vary each year based on the specific day of the week chosen. Conversely, if you have adopted a calendar year fiscal-year, your interim periods should be consistent with the last day of the quarter (i.e., March 31, June 30, September 30th). Please advise and revise your financial statements accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the company reports quarterly interim periods on a 13-week basis within a standard calendar year. Each annual reporting period begins on January 1 and ends on December 31. Each quarter ends on the Saturday closest to calendar quarter-end, with the exception of the fourth quarter, which ends on December 31. The 13-week quarterly periods for the year ended December 31, 2020 ended on March 28, June 27 and September 26, respectively. The Company submits that this reporting is in conformity with accounting principles generally accepted in the United States of America. Consistent with Staff Accounting Bulletin Topic 6: Interpretations of Accounting Series Releases and Financial Reporting Releases, Section G.1.b., the Company has revised the disclosure on pages 123 and F-47 of Amendment No. 2 to disclose how these periods are determined, as well as to disclose that the first and fourth financial quarters may vary in length from year to year as a result of the above reporting methodology.

* * *

February 10, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley Holmes
Wesley Holmes of LATHAM & WATKINS LLP

cc:	(via email)

Kenneth M. Reali, Chief Executive Officer, Bioventus Inc.

Gregory O. Anglum, Senior Vice President and Chief Financial Officer, Bioventus Inc.

Anthony D’Adamio, Senior Vice President and General Counsel, Bioventus Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Wesley C. Holmes, Esq., Latham & Watkins LLP

Katherine A. Lovejoy, Esq., Latham & Watkins LLP